UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-33765

Yueda Digital Holding

(formerly known as AirNet Technology Inc.)

7545 Irvine Center Drive

Suite 200

Irvine, CA 92618

The United States

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Changes in Senior Management Positions

In consideration of the long-term development of Yueda Digital Holding (the “Company”), the board of directors of the Company has approved the resignation of Ms. Dan Shao as the chief executive officer, and the appointment of Ms. Baozhen Guo as the interim chief executive officer, effective October 15, 2025.

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference into each of (i) the registration statements on Form F-3 (No. 333-286235 and No. 333-290419), and (ii) the registration statement on Form S-8 (No. 333-290453), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yueda Digital Holding (formerly known as AirNet Technology Inc.)

By:	/s/ Man Guo
Name:	Man Guo
Title:	Chairman of the Board and Interim Chief Financial Officer

Date: October 16, 2025

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